AMERICAN BIO MEDICA CORPORATION
                               300 Fairview Avenue
                             Hudson, New York 12534
                                  800-227-1243


                                                    September 25, 1998


BY EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


          Re:  American Bio Medica Corporationn
               Registration Statement on Form SB-2
               (Registration No. 333-16535)
               -----------------------------------

Gentlemen and Ladies:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, American Bio Medica Corporation (the "Company") hereby withdraws the Registration Statement on Form SB-2 (Registration No. 333-16535) initially filed with the Securities and Exchange Commission on May 20, 1998. The Company is withdrawing the Registration Statement on Form SB-2 because it intends to file a registration statement on Form S-3 covering the conversion of Series "D" Preferred Shares and the exercise of Warrants covered in the Registration
Statement on Form SB-2. None of the Common Shares which were to have been registered pursuant to the Registration Statement on Form SB-2 have been publicly sold.

      If you have any questions with respect to this letter, please call either Steven I. Gutstein, Esq. at (212) 725-7110 or me at (800) 227-1243.



                                     Sincerely,


                                     AMERICAN BIO MEDICA CORPORATION



                                     By: /s/ Stan Cipkowski
                                         ------------------------
                                         Stan Cipkowski,
                                         Chief Executive Officer